Exhibit 99.2

July 10, 2022

Swvl Holdings Corp

The Offices 4, One Central

Dubai, United Arab Emirates

Attention: Mostafa Kandil, Chief Executive Officer

Email: mk@swvl.com

Re:	Lock-Up Agreement Extension

Ladies and Gentlemen:

Reference is made to that certain Lock-Up Agreement (the “Lock-Up Agreement”) entered into by and between Swvl Holdings Corp (formerly, Pivotal Holdings Corp) (“Holdings”), a company limited by shares incorporated under the laws of the British Virgin Islands and you, the undersigned (the “Shareholder”), dated as of July 28, 2021. Capitalized terms used herein shall have the meaning given to them in the Lock-Up Agreement unless otherwise defined herein.

1.

Pursuant Section 1(a) of the Lock-Up Agreement, the Shareholder agreed, subject to certain exceptions, not to Transfer any Holdings Common Shares A (other than PIPE Shares) held by it until the earliest of the date that is (i) [six months/one year] after the consummation of the Company Merger, (ii) the first date on which the last sale price of Holdings Common Shares A equals or exceeds $12.00 per share (subject to certain adjustments) for a certain period of time commencing at least 150 days after the Company Merger and (iii) upon the consummation of certain transactions by Holdings. The Company Merger was consummated on March 31, 2022.

2.

Pursuant to Section 3 of the Lock-Up Agreement, the Lock-Up Agreement may be amended pursuant to a written instrument executed by all parties thereto. Holdings and the Shareholder, comprising all the parties to the Lock-Up Agreement, hereby desire to amend the Lock-Up Agreement as contemplated hereby and by their execution hereof intend to be bound hereby.

3.	Accordingly, Holdings and the Shareholder hereby agree that:

a.	the reference to [“six months”/“one year”] in Section 1(a)(i) of the Lock-Up Agreement shall be replaced with [“one year”/“eighteen months”]; [and]

b.	the reference to “150 days” in Section 1(a)(ii) of the Lock-Up Agreement shall be replaced with “330 days”[; and]

c.

a new paragraph 1(c) shall be added to the Lock-Up Agreement and read as follows: “Further, notwithstanding the provisions set forth in paragraph 1(a) or paragraph 1(b), without the consent of Holdings, (i) the Shareholder may Transfer the Holdings Common Shares A held by the Shareholder to any equity holder of the Shareholder (each, an “Equity Holder”) to the extent that such Equity Holder delivers a written request to the Shareholder requesting that the Shareholder Transfer to such Equity Holder all or part of such Equity Holder’s pro rata portion of the Holdings Common Shares A held by the Shareholder to the extent necessary for such Equity Holder, or any affiliates of such Equity Holder, to meet any reasonably anticipated capital calls, obligations, commitments or liabilities entered into before the date of this amendment agreement as determined by the Shareholder, (ii) if the Shareholder Transfers Holdings Common Shares A to an Equity Holder pursuant to this paragraph 1(c), such Equity Holder shall not be required to agree in writing to be bound by the Transfer restrictions in this Lock-up Agreement and (iii) from and after the date that the Transfer of Holdings Common Shares A to an Equity Holder is completed, such Equity Holder shall be permitted to request that Holdings post-effectively update the selling shareholder table in the resale registration statement that originally named the Shareholder as the selling shareholder to identify such Equity Holder and the number of Holdings Common Shares A received from the Shareholder, and Holdings agrees to use commercially reasonable efforts to do so promptly following receipt of such request so long as such Equity Holder furnishes Holdings with any questionnaires or certificates it may request in connection therewith; provided, however, that in no event will a Transfer by the Shareholder be permitted pursuant to this paragraph 1(c) on a date prior to which a Transfer would have been permitted pursuant to paragraph 1(a)(i) or 1(a)(ii) of the Lock-Up Agreement as in effect on the Original Execution Date.”

[Signature Page Follows]

Sincerely,

[SHAREHOLDER]

By:
Name:
Title:

Address for Notices:

SIGNATURE PAGE TO LOCK-UP AGREEMENT EXTENSION

Acknowledged and Agreed:

SWVL HOLDINGS CORP

By:
Name:
Title:

SIGNATURE PAGE TO LOCK-UP AGREEMENT EXTENSION